The After Cancer Corporation (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The After Cancer Corporation

We have reviewed the accompanying financial statements of the Company which comprise the Consolidated statement of financial position as of December 31, 2025 & 2024 and the related Consolidated statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 23, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	As of December 31, 2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	42,578	21,682
Accounts Receivable	50	-
Other Receivables	44,309	4,099
Prepaid Expenses	2,596	190
Total Current Assets	89,533	25,971
TOTAL ASSETS	89,533	25,971
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	24	5,153
Other Liabilities	39,469	4,466
Total Current Liabilities	39,493	9,619
Non-Current Liabilities		
Future Equity Obligations - Related Parties	95,000	50,000
Future Equity Obligations	265,000	75,000
Total Non-Current Liabilities	360,000	125,000
TOTAL LIABILITIES	399,493	134,619
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	65	65
Additional Paid in Capital	174,047	89,047
Accumulated Other Comprehensive Income/(Loss)	936	(77)
Accumulated Deficit	(485,008)	(197,683)
Total Equity	(309,960)	(108,648)
TOTAL LIABILITIES AND EQUITY	89,533	25,971

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	105,644	20,732
Cost of Revenue	56,448	114,405
Gross Profit	49,196	(93,673)
Operating Expenses		
Advertising and Marketing	14,626	9,853
General and Administrative	74,855	12,250
Research and Development	285,898	138,251
Total Operating Expenses	375,379	160,354
Operating Income (loss)	(326,183)	(254,027)
Other Income		
Other	38,858	49
Total Other Income	38,858	49
Earnings Before Income Taxes	(287,325)	(253,978)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(287,325)	(253,978)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(287,325)	(253,978)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(5,129)	5,153
Accrued Expenses	35,003	4,466
Receivables	(40,260)	(4,099)
Prepaid Expenses	(2,406)	(190)
Other	-	61,898
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(12,792)	67,228
Net Cash provided by (used in) Operating Activities	(300,117)	(186,750)
FINANCING ACTIVITIES		
Proceeds from Common Stock	-	15
Proceeds from Paid-in Capital	85,000	48,850
Proceeds from Future Equity Obligations - Related Parties	45,000	50,000
Proceeds from Future Equity Obligations	190,000	75,000
Net Cash provided by (used in) Financing Activities	320,000	173,865
Cash at the beginning of period	21,682	34,644
Net Cash increase (decrease) for period	19,883	(12,885)
Forein Currency Translation	1,013	(77)
Cash at end of period	42,578	21,682

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	APIC	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	5,000,000	50	40,197		56,295	96,542
Issuance of Common Stock	1,450,000	15	48,850	-	-	48,865
Foreign Currency Translation				(77)		(77)
Net Income (Loss)	-		-	-	(253,978)	(253,978)
Ending Balance 12/31/2024	6,450,000	65	89,047	(77)	(197,683)	(108,648)
Issuance of Common Stock		-	85,000	-	-	85,000
Foreign Currency Translation				1,013		1,013
Net Income (Loss)	-		-		(287,325)	(287,325)
Ending Balance 12/31/2025	6,450,000	65	174,047	936	(485,008)	(309,960)

The After Cancer Corporation
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The After Cancer Corporation ("the Company") was formed in Delaware on July 18th, 2023. The Company plans to generate revenue through a SaaS platform that leverages artificial intelligence, predictive analytics, and clinical expertise to improve how cancer survivorship care is delivered in health systems. The Company's headquarters is in Raleigh, NC. The Company's customers are primarily located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's Consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Emeraldpath - Unipessoal Lda., an entity operating out of Portugal. All significant intercompany transactions are eliminated upon consolidation. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments were not material during 2025 and 2024.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from subscription-based access to its platform provided to both individual consumers and business customers. Subscription terms generally range from monthly to annual periods, with payments collected either at the time of subscription, renewal, or pursuant to contract terms. The Company's performance obligation is to provide ongoing access to its platform and related services over the subscription period. Revenue is recognized ratably over the subscription term as the Company satisfies its performance obligation. The Company acts as the principal in these arrangements, and any refund or cancellation rights are governed by the applicable subscription or customer contract.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has established an Employee Stock Ownership Plan (ESOP) under which 1,150,000 shares of common stock have been reserved for future issuance to employees. As of December 31, 2025, 6,450,000 shares have been

issued to founders and employees under individual restricted stock agreements with vesting schedules of one year cliff and four years total, of which 4,056,250 shares remain subject to the Company's repurchase right.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2024	5,000,000	$-
Granted	1,450,000	$-
Vested	(1,250,000)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2024	5,200,000	$-
Granted	-	$-
Vested	(1,143,750)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2025	4,056,250	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of

existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Portugal, and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the periods ending December 31, 2024 and 2025, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $95,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $9M with a few agreements containing Most Favored Nation terms, which gives an earlier investor the right to automatically receive the same (or better) terms of any subsequent investor in a future round.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During the periods ending December 31, 2024 and 2025, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – $9M with a few agreements containing Most Favored Nation terms, which gives an earlier investor the right to automatically receive the same (or better) terms of any subsequent investor in a future round.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 6,450,000 common shares were issued and outstanding as of December 31st, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 23, 2026, the date these financial statements were available to be issued.

In 2026, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $70,000 of which $25,000 was from a related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered are $9M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.